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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Estrada Hinojosa & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main St., Suite 4700

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver LLP

(Name – *if individual, state last, first, middle name*)

2821 West 7th Street, Suite 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noe Hinojosa, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa & Company, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA ANN GARZA
My Notary ID # 2549843
Expires November 10, 2023

Signature

President, CEO, Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2020

ESTRADA • HINOJOSA

INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2020

CONTENTS

Page

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company), as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Board of Directors
Estrada Hinojosa & Company, Inc.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Statements Regarding Rule 15c3-3 of the Securities and Exchange Commission (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as Company's auditor since 2011.

Fort Worth, Texas
March 1, 2021

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		
Cash	$	4,618,134
Cash deposits with clearing organization		1,038,905
Investments, at fair value		1,977,450
Trade receivables		717,935
Recivables from brokers and dealers		197,329
Property and equipment, net		159,156
Prepaid expenses		296,767
Deferred tax asset		10,685
Right-of-use asset		397,503
Other assets less accumulated amortization of $240,000		523,492
Total Assets	$	9,937,356
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	531,031
Federal and state taxes payable		226,305
Notes payable		368,527
PPP Stimulus Loan		798,195
Lease liability		403,789
Deferred tax liability		51,133
Total Liabilities		2,378,980
Stockholders' Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and 9,994 outstanding		120
Additional paid-in capital		289,377
Treasury stock, 1957 shares		(1,054,735)
Retained earnings		8,323,614
Total Stockholders' Equity		7,558,376
Total Liabilities and Stockholders' Equity	$	9,937,356

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenue	
Underwriting	$ 4,988,791
Financial advisory	11,580,631
Interest and other income	156,251
Total revenue	16,725,673
Operating expenses	
Commissions	672,000
Clearing costs	16,107
Employee compensation	11,169,255
Office rent	550,923
Depreciation	53,373
Amortization	20,000
Interest expense	31,942
Other operating expenses	2,453,165
Total operating expenses	14,966,765
Income before income taxes	1,758,908
Income tax expense	439,365
Net income	$ 1,319,543

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2019	$ 120	$ 289,377	$ (343,362)	$ 7,004,875	$ 6,951,010
Issuance of stock to employees	-	-	90,544	(45,271)	45,273
Purchase of treasury Stock	-	-	(801,917)	-	(801,917)
Stock compensation expense	-	-	-	44,467	44,467
Net income	-	-	-	1,319,543	1,319,543
Balance, December 31, 2020	$ 120	$ 289,377	$ (1,054,735)	$ 8,323,614	$ 7,558,376

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2020

Cash Provided by Operating Activities:		
Net income	$	1,319,543
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation expense		53,373
Amortization expense		20,000
Stock compensation expense		44,467
Deferred income taxes		12,913
(Increase)/decrease in assets		
Amortization Right-of-use Asset		167,863
Net change in investments		(277,207)
Trade receivables		121,717
Receivables from brokers and dealers		(197,329)
Prepaid expenses		(103,324)
Other assets		(81,339)
Increase/(decrease) in liabilities		
Payment of lease liability		(167,659)
Accounts payable and accrued expenses		(316,642)
Federal and state taxes payable		42,068
Cash provided by operating activities		638,444
Cash Used in Investing Activities		
Purchases of property and equipment		(10,312)
Cash used in investing activities		(10,312)
Cash used in Financing Activities		
PPP Stimulus Loan		798,195
Payments on notes payable		(8,874)
Payments on finance lease		(53,581)
Sale of treasury stock		45,273
Purchase of treasury stock		(801,917)
Cash used in financing activities		(20,904)
Net Change in Cash		607,228
Cash at Beginning of Year		5,049,811
Cash at End of Year	$	5,657,039
Supplemental information:		
Cash paid for taxes	$	384,385
Cash paid for interest	$	31,942
Cash at end of year consists of:	$	4,618,134
Cash	$	1,038,905
Cash deposits with clearing organizations	$	5,657,039

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales. The accompanying Financial Statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. The receivable is recognized upon completion of the performance obligation to the customer and collateral is not required. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2020, the Company had no accounts that management believed were doubtful of being collected. Receivables related to contracts with customers as of December 31, 2019 were $839,652.

Effective January 1, 2020, The Company adopted the provisions of ASC Topic 326, Financial Instruments – Credit Losses. Under the provision of ASC 326, the allowance for Account receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectations of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 180 days past due. The Adoption of ASC 326 did not have a significant impact on the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives of seven years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Leases

In February 2016, the FASB issued a new standard, ASC 842, Leases, to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in our statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line bases over the lease term.

One of the practical expedients elected, was the non-reassessment of initial direct costs for any existing leases. Since the leases existed since before the effective date, the Company has not reassessed the initial direct costs for the leases.

For leases with a term of 12 months or less, the standard permits an accounting policy election by class or underlying asset not to recognize lease assets and lease liabilities. The Company elected this practical expedient and has not accounted for leases with lease term of 12 months or less. Lease payments for these leases incurred for the year ended December 31, 2020 is included on the Statement of Income with Office rent.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

Revenue Recognition

The Company recognized revenue in accordance with ASC 606, Revenue from Contracts with Customers, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of revenues and certain costs. Revenue from contracts with clients is recognized when the Company satisfies performance obligations by transferring the service to the client. A service is transferred to a client when the client obtains control and benefit of that service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the service.

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

The Company engages in the underwriting of municipal debt securities for governmental entities and public/private conduit issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's official statement. Revenues arising from the primary offering of municipal debt securities for governmental entities and public/private conduit issuers for the portion of the bonds the Company is contracted to purchase are recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue arising from transactions of municipal debt underwritings since the terms of the transaction have been established and there is no significant action which the Company must undertake subsequent to this date.

The Company recognizes an underwriting expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses these costs.

The Company provides financial advisory services to governmental entities and public/private conduit issuers of municipal securities. Revenues are earned from fees arising from the rendering of financial advice with respect to a public or private issuance of municipal securities or the structuring of a bank loan on behalf of the governmental entities and/or public/private conduit issuers. The Company recognizes financial advisory fees at a point in time when the related transaction or engagement is successfully completed, i.e. closing date. The Company believes that closing date is the appropriate point in time to recognize revenues arising from financial advisory services as that is when the customer receives the benefit of the services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory client and records expenses when the related revenue has been recognized. Expenses reimbursed by our clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Fees for placement agent services and continuing disclosure submission services are recorded when earned and are considered earned when the service has been delivered to the customer.

Interest and other income represent revenues that are not within the scope of ASC 606.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

Changes in future tax rates are recognized upon enactment of the new rates and are recorded as a component of income tax expense.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification

(ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2020, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. *SIGNIFICANT ACCOUNTING POLICIES – CONTINUED*

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of deposits, credit balances and compensating balances required to be maintained with clearing firms. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirement on securities owned and securities sold short.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at fair value and investment transactions are recorded on the trade date. FASB ASC 820 "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and other observable inputs other than quoted market prices included within level 1.

NOTE 3. FAIR VALUE - CONTINUED

Level 3 inputs: *are significant unobservable inputs for the asset or liability and rely* on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2020, the Company's investments consist of certificates of deposit with original maturities greater than 90 days valued at $1,977,450. Broker pricing is used for valuation of certificates of deposit and is based on pricing of similar assets. For the year ended December 31, 2020, unrealized gains were $11,889 and are included in interest and other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

Assets	Level 1	Level 2	Level 3	Total
Certificates of deposit	-	$ 1,977,450	-	$ 1,977,450
TOTALS	$ -	$ 1,977,450	$ -	$ 1,977,450

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,013,574	-
Receivables from brokers and dealers	197,329	
Other	25,331	-
	$ 1,236,234	$ -

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS - CONTINUED

At December 31 2020, the above balance is included in cash deposits with clearing organization ($1,038,905) and receivables from brokers and dealers ($197,329) are recorded in the statement of financial condition.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Furniture, fixtures and equipment consists of the following at December 31, 2020:

Property and Equipment	
Computer equipment and software	$ 624,180
Furniture and fixtures	90,450
Leasehold improvements	66,740
	781,371
Accumulated depreciation	(622,215)
Property and Equipment, Net	$ 159,156

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2020 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March 1, 2009 and ending January 1, 2039, secured by Dallas Cowboys' seat licenses.	$ 368,527

NOTE 6. LONG-TERM DEBT - CONTINUED

Future payments under long-term debt as of December 31, 2020 are as follows:

Year Ending December 31	
2021	9,606
2022	10,398
2023	11,256
2024	12,184
Thereafter	325,083
	$ 368,527

NOTE 7. FINANCE LEASE

During 2017, the Company entered into a finance lease to finance the acquisition of a phone system, including equipment, software and hardware. The interest rate on this lease was 3.488%. No outstanding principal balance at December 31, 2020, since maturity of the lease was in September 2020. Total amortization of right-of-use asset was $30,191 for the year ended December 31, 2020 and is included in Depreciation in the Statement of Income, and interest of $703 was recognized.

NOTE 8. OPERATING LEASES

The leases recognized under ASC 842, pertain to office leases in nine locations across the country. These are for various non-cancellable lease terms ranging from 8 to 60 months with monthly rental payments in the range of $450 to $15,665. The weighted average discount rate used to calculate the present value of future minimum lease payment is 5.5% and the weighted average remaining lease term is 30.55 months. Since the Company is not reasonably certain that it will exercise the option to extend the leases beyond the respective non-cancellable periods, the Company has not included the option period in the lease term for any of the leases accounted for using the standard. The Company recognized ROU asset and lease liability in the amount of $197,461 in 2020.

Rent expense for the year ended December 31, 2020, was $550,923 and is included in the office rent line on the statement of income. Undiscounted cash flows and interest on operating lease liabilities are $434,513 and $30,725 respectively, as at and for the year ending December 31, 2020.

NOTE 8. OPERATING LEASES - CONTINUED

The following schedule of future minimum lease payments under operating leases, is as follow:

Year Ended December 31	Total
2021	$ 224,305
2022	97,202
2023	53,419
2024	37,393
2025	22,194
	$ 434,513

NOTE 9. PPP STIMULUS LOAN

The Company received a loan from BBVA USA, in the amount of $798,195 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 28, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination as been made as to whether the Company's loan will be forgiven, in whole or in part, but management believes that the proceeds were used in accordance with the provisions of the agreement. The loan bears interest at a rate of 1% and begins to accrue from the date the Company receives the funds. Loan maturity date is April 28, 2022.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $6,362,394 which was $6,262,394 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.18 to 1.

NOTE 11. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2020:

Income taxes		
Federal:		
Current	$	371,747
Deferred		12,913
State:		
Arizona		-
California		800
Florida		-
Lousiana		-
Illinois		-
New York		750
Texas		53,155
Total tax expense	$	439,365

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

Components of the net deferred tax asset (liability) are as follows at December 31, 2020:

Deferred tax assets resulting from:		
Other	$	5,228
Reimbursable expenses		5,457
Total deferred tax asset	$	10,685
Deferred tax liability resulting from:		
Stock compensation	$	(16,050)
Leases		(1,320)
Property and equipment		(33,763)
Total deferred tax liability	$	(51,133)

NOTE 12. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2020 was $204,128.

NOTE 13. RELATED PARTY TRANSACTIONS

The Company rents a property on a month to month basis in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $87,000 for the year ended December 31, 2020.

NOTE 14. STOCK REPURCHASE AGREEMENT

During 2015, 200 shares of the company stock were sold back to the Company by a former employee, who is now retired. The Company adopted an employee stock purchase plan in order to offer 2,350 shares to various key employees. During 2016, 175 shares were purchased by employees at $231.31 per share for a total of $40,480. During 2017, 150 shares were purchased by employees at $231.31 per share for a total of $34,697. During 2018, 100 shares were purchased by an employee at $231.31 per share. During 2019, 210 shares were purchased by employees at $282.95.

During 2020, 160 shares were purchased by employees at $282.95 per share for a total of $45,272. The company bought back 1409 shares from employees under previously existing re-purchase agreements. The repurchase of the shares cost $801,917 for an average price of $569.14 per share.

The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. Compensation expense related to the sale of shares at a discount will be amortized over the next three years for each installment. Compensation expense of $44,467 was recognized during the year ended December 31, 2020 and $77,793 remains to be amortized through 2023.

NOTE 15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2021, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Net Capital Computation:		
Total shareholders' equity	$	7,558,376
Non-allowable assets -		
Trade receivables		(350,005)
Prepaid expenses, other assets, and receivables from affiliates		(680,645)
Property and equipment, net		(159,156)
Net capital before haircuts on security positions		6,368,570
Haircuts on securities		(6,176)
Net Capital	$	6,362,394
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	75,095
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	6,262,394
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	6,242,394
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	1,125,864
Percentage of aggregate indebtedness to net capital		17.70%

The above computation does not differ from the amended computation of net capital under Rule 15c3-1 as of December 31, 2020, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on March 1, 2021.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENTS REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant To Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general Creditors at December 31, 2020 or for the year then ended.

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company"} is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers'}. This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d}(1} and (4}. To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k} as the Firm operates under the (k}(2}(ii} exemption. All customer transactions are cleared through Hilltop Securities, Inc. ("Hilltop"} on a fully disclosed basis. The Firm has met the (k}(2}(ii} exemption throughout the most recent fiscal year without exception (2020). The Firm has operated under this exemption since retaining Hilltop for our clearing services.

Estrada Hinojosa & Co., Inc.

Estrada Hinojosa & Company, Inc.

I, Noe Hinojosa, Jr., swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President & CEO

February 1, 2021

Cc: Robert A. Estrada,
Senior Managing Director

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc.'s Exemption Report, in which (1) Estrada Hinojosa & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Estrada Hinojosa & Company, Inc. stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 1, 2021

ESTRADA • HINOJOSA

INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

COMPLIANCE REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission {17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2020.

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020.

4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. was derived from the books and records of the Company.

Estrada Hinojosa & Company, Inc.

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Chief Compliance Officer

February 26, 2021

cc: Noe Hinojosa, Jr.,President & CEO

ESTRADA HINOJOSA & COMPANY, INC.
1717 Main Street Suite 4700, Lockbox 47 Dallas, Texas 75201
(214) 658-1670 (800) 676-5352 Fax (214) 658-1671
Member FINAA/SIPC
DALLAS AUSTIN CHICAGO HOUSTON LOS ANGELES MIAMI NEW YORK SAN ANTONIO

weaver
Assurance • Tax • Advisory

February 26, 2021

Board of Directors
Estrada Hinojosa & Company, Inc.
1717 Main Street, Suite 4760
Dallas, Texas 75201

Dear Mr. Hinojosa:

We have substantially completed our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2020. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated November 9, 2020, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with Estrada Hinojosa & Company, Inc., we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered or discussed in connection with our retention as the auditors of Estrada Hinojosa & Company, Inc.

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

As part of our procedures in planning our audit engagement, as required by audit standards, we evaluate the risks inherent in the financial statements to identify those that are the most significant to appropriately design our audit procedures to address those risks. The following significant risks were identified during the performance of our risk assessment procedures:

- Management override of internal controls, which audit standards assumes is present
- Misappropriation of assets
- Improper revenue recognition

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

No significant changes were made to our planned audit strategy or to the significant risks originally identified during the course of the audit.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements.

The new accounting standard adopted during 2020 is as follows:

- As described in Note 2, effective January 1, 2020, the Company adopted the provisions of ASC Topic 326, Financial Instruments - Credit Losses. Under the provisions of ASC 326, the allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectations of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due. The adoption of ASC 326 did not have a significant impact on the Company's financial statements.

Critical Accounting Policies and Practices

The following accounting policies and practices are considered critical:

- Revenue recognition is considered a critical accounting policy based on the impact of revenue on the financial statements as well as the levels of capital needed for regulatory purposes. Revenue is recognized when the performance obligation has been met by the Company. Based on the types of services and products offered by Estrada Hinojosa & Company, Inc., the recognition of revenue is recognized on the trade date for underwriting and closing date for financial advisory.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimates affecting the financial statements are:

- Management's estimate of the allowance for doubtful accounts is based upon a review of specific customer balances, historical losses incurred and general economic conditions. At December 31, 2020 management determined that no allowance is required.
- Management's estimate of the fair value of employee stock compensation is based on book value per share of the Company's stock.

We evaluated the key factors and assumptions used to develop these estimates and determined that they are reasonable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting Estrada Hinojosa & Company, Inc.'s financial statements relate to net capital requirements. These disclosures present information pertinent to your regulators.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the board of directors.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.

We did not identify any alternative accounting treatments permissible under U.S. GAAP for policies and practices related to material items that are applicable to the entity.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing Estrada Hinojosa & Company, Inc.'s audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information. However, in accordance with such standards, our procedures over the computation of net capital under Rule 15c3-1 and statements made regarding Rule 15c3-3, which is included in the financial statements as supplementary information, included agreeing the amounts included in the computation to our audit workpapers, the underlying accounting records and the financial statements themselves. Our auditor's report will include an "in relation" opinion to this information stating that it is fairly stated in all material respects in relation to the financial statements as a whole.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to our attention during our audit engagement.

Uncorrected and Corrected Misstatements

For the purposes of this letter, professional standards require that we communicate to you all uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements. There were no uncorrected misstatements that were identified as a result of our audit procedures for the year ended December 31, 2020.

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. Any such audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the entity's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). See attached schedule for adjustments identified in the process of conducting our audit procedures. In our judgment, none of the adjustments we proposed, whether recorded or not by the entity, either individually or in the aggregate, indicate matters that could have a significant effect on the entity's financial reporting process.

Material Written Communications

We have had no other material written communications with management.

The Auditor's Report

We do not expect to issue a modified opinion or an opinion that includes explanatory language in the auditor's report, outside of the in relation opinion related to the supplementary information.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to Estrada Hinojosa & Company, Inc.'s financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Other Matters

We encountered no other matters that require communication at this time.

This report is intended solely for the information and use of the audit committee, the board of directors, and management of Estrada Hinojosa & Company, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Estrada Hinojosa & Company, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 1, 2021

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*34*******2292*********************MIXED AADC 220
37440 FINRA DEC
ESTRADA HINOJOSA & COMPANY INC
47TH FLOOR LB 47
1717 MAIN ST STE 4700
DALLAS, TX 75201-4640

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Falkenberg
(214) 743-1391

2. A. General Assessment (item 2e from page 2) $ 22,279.31

B. Less payment made with SIPC-6 filed (**exclude interest**) (7,811.00)

7/29/2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 14,468.31

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,468.31

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 14,468.31

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

Robert A. Estrada [signature]
(Authorized Signature)

Dated the 24 day of February, 2021.

Senior Managing Director & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,725,673.25
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,107.50
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	11,888.72
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,529,460.32
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______________________ (Deductions in excess of $100,000 require documentation)	283,400.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 31,942.24	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	31,924.24
Total deductions	1,872,798.78
2d. SIPC Net Operating Revenues	$ 14,852,874.47
2e. General Assessment @ .0015	$ 22,279.31 (to page 1, line 2.A.)